TRON INC.
941 W. Morse Blvd. Suite 100
Winter Park, FL 32789

March 19, 2026

Via Edgar

Division of Corporation Finance
Office of Crypto Assets
U. S . Securities & Exchange Commission
100 F Street, NE
Washington, D. C. 20549

Re:	Tron Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-288986)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-mentioned Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. ET on Monday, March 23, 2026, or as soon thereafter as practicable.

Very truly yours,

Tron Inc.

/s/ Richard Miller
Name: Richard Miller
Chief Executive Officer